Filed by Endo International plc (Commission File No. 001-36326)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

(Commission File No. 001-36628)

The following is a transcript of the Endo Investor Presentation held on October 9, 2014:

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EDITED TRANSCRIPT

ENDP - Endo International Plc Conference Call to Discuss Acquisition of Auxilium Pharmaceuticals Inc

EVENT DATE/TIME: OCTOBER 09, 2014 / 12:30PM GMT

OVERVIEW:

On 10/09/14, ENDP announced an agreement to acquire Auxilium Pharmaceuticals.

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OCTOBER 09, 2014 / 12:30PM, ENDP - Endo International Plc Conference Call to Discuss Acquisition of Auxilium Pharmaceuticals Inc

CORPORATE PARTICIPANTS

Blaine Davis Endo International PLC - Senior VP of Corporate Affairs

Rajiv De Silva Endo International PLC - President and CEO

Adrian Adams Auxilium Pharmaceuticals, Inc. - President and CEO

Suky Upadhyay Endo International PLC - CFO

CONFERENCE CALL PARTICIPANTS

Chris Caponetti Morgan Stanley - Analyst

Chris Scott JPMorgan - Analyst

McKenzie Curtis Goldman Sachs - Analyst

Michael Faerm Wells Fargo Securities - Analyst

Dave Buck Buckingham Research Group - Analyst

Austin Nelson Sterne, Agee & Leach - Analyst

Tim Chiang CRT Capital - Analyst

Traver Davis Piper Jaffray - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Endo to acquire Auxilium conference call. My name is Gemma and I will be your operator for today.

(Operator Instructions)

As a reminder this call is being recorded for replay purposes. I would like to turn the call over to Mr. Blaine Davis, Senior Vice President of Corporate Affairs. Please proceed, sir.

Blaine Davis - Endo International PLC - Senior VP of Corporate Affairs

Thanks, Gemma. Good morning, everyone. Thanks very much for joining us to discuss our acquisition of Auxilium Pharmaceuticals which we announced earlier this morning. With me here today are Rajiv De Silva, President and CEO of Endo; Adrian Adams, President and CEO of Auxilium; and Suky Upadhyay, Chief Financial Officer of Endo.

A copy of the press release we issued earlier, a link to the webcast of this call, and an accompanying slide presentation are available on the Company’s website at www.endo.com.

I’d like to remind you that any forward-looking statements by management are covered under the Private Securities Litigation Reform Act of 1995, and Canadian Securities Litigation Act, and subject to change, risks and uncertainties described in today’s press release and in our filings with the SEC. In addition, during the course of this call, we may refer to non-GAAP financial measures that are not prepared in accordance with accounting principles generally accepted in the United States, and it may be different from non-GAAP financial measures used by other companies.

In connection with the proposed transaction discussed on this call, the companies may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. Investors and security holders of both companies are urged to read those documents carefully in their entirety when they become available, as they will contain important information about the proposed transaction, including the names and interests of participants in any solicitation.

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OCTOBER 09, 2014 / 12:30PM, ENDP - Endo International Plc Conference Call to Discuss Acquisition of Auxilium Pharmaceuticals Inc

With that, I’d now like to turn the call over to Rajiv.

Rajiv De Silva - Endo International PLC - President and CEO

Thank you, Blaine. And good morning, everyone, and thank you for joining us today. Let me first take this opportunity to welcome our special guest, Adrian Adams, the CEO and President of Auxilium. Adrian, it is good to have you with us today.

We are very excited to announce today’s agreement to acquire Auxilium Pharmaceuticals, which we believe is a highly compelling transaction both strategically and financially. This agreement follows a period of constructive engagement with the management team of Auxilium. We are very excited about reaching a deal, and we are confident this transaction will deliver significant value to shareholders of both Endo and Auxilium.

Let me begin by starting on slide 4 and briefly cover the terms of the agreement. Endo will acquire all the outstanding shares of common stock of Auxilium for a per share consideration of $33.25 in cash and stock based on the 15-day volume-weighted average price of Endo and Auxilium shares in October 7, 2014. This represents a 55% premium to Auxilium’s closing price on September 16, 2014, the day we made our initial proposal public.

Including the repayment and assumption of debt, this transaction is valued at approximately $2.6 billion. This transformative combination, which has been unanimously approved by both companies’ Boards of Directors, will create a leading specialty healthcare company with an expanded platform that will support long-term organic growth.

The deal will be immediately accretive, and we expect to generate synergies of approximately $175 million on an annual run rate basis in the first 12 months following the close. We expect the deal to close sometime in the first half of 2015, pending customer regulatory reviews.

Moving on to slide 5, I would like to give an overview of the compelling strategic and financial rationale for why we are excited to bring Endo and Auxilium together. This transaction significantly enhances Endo’s branded pharmaceutical business through the addition of Auxilium’s leading men’s health products and development portfolio. Once the transaction is completed, we will have multiple opportunities to leverage the strength of the combined company in order to accelerate organic growth and maximize the value of Auxilium’s products.

Importantly, this transaction enables an even stronger Endo with enhanced financial flexibility, a proven M&A platform and an established corporate structure moving forward. We also expect to achieve significant synergies that will result from our highly complementary product portfolios. All in all, we believe this transaction will create significant benefits for both Endo and Auxilium shareholders, our patients, customers, and employees.

Moving to slide 6, I would like to now spend a few minutes highlighting some of the key terms of the transaction in more detail. Under the terms of the agreement, Auxilium shareholders will have the option of electing one of three alternatives with respect to transaction consideration: 100% equity which equates to 0.488 Endo shares per Auxilium share; 100% cash, which equates to $33.25 per Auxilium share; or a standard election of an equal mix of $16.625 in cash and 0.244 Endo shares per Auxilium share.

Elections are subject to proration so that in aggregate the total cash consideration Endo will pay will not exceed 50% of the aggregate consideration payable in respect of the Auxilium shares. And the total equity consideration will not exceed 75% of the aggregate consideration payable in respect of the Auxilium shares. The price of $33.25 per share represents a premium of 55% to Auxilium’s closing price on September 16, the day we made our proposal to Auxilium public.

In addition, as I mentioned, the transaction is expected to be immediately accretive post close, and will create $175 million of identified cost synergies with the full run rate achieved within the first year of closing. Endo intends to fund the cash portion of the transaction through a combination of existing cash on hand and committed debt financing from Citigroup Global Markets Inc.

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OCTOBER 09, 2014 / 12:30PM, ENDP - Endo International Plc Conference Call to Discuss Acquisition of Auxilium Pharmaceuticals Inc

I would now like to welcome to the call Adrian Adams, President and CEO of Auxilium. And at the same time I would like to thank Adrian and Auxilium’s Board of Directors for their efforts that have resulted in the opportunity to create significant value for the shareholders of both of our companies. Adrian?

Adrian Adams - Auxilium Pharmaceuticals, Inc. - President and CEO

Thank you, Rajiv. I want to echo Rajiv’s sentiments and say how pleased I am to be here today to announce this combination with Endo. This is truly an exciting day for Auxilium, our shareholders, our employees and our valued customers.

We’ve had a very busy few weeks, as you might imagine. But this time has also been extremely productive. Our discussions with Endo have been very positive, and the two teams have got to know each other and gained a deeper understanding of our respective businesses that I believe will allow the combined company to hit the ground running upon the closing of the deal.

We are proud of the work Auxilium has done to develop a portfolio of important products that are improving the lives of patients and to create significant shareholder value. We believe this combination with Endo is the culmination of those efforts, and, importantly, that the future prospects for our combined business has multiple opportunities for the acceleration of growth and the creation of shareholder value. With these points said, we believe that now is the right time to join Endo and to take our business to the next level.

I’d also like to take a moment to express my appreciation for the continued hard work and commitment of our dedicated employees, engaged partners and the customers we serve. We have an extremely talented group of people working at Auxilium, and they’ve all been instrumental in building Auxilium into the diversified specialty pharmaceutical company it is today. As part of our larger diversified organization, with the necessary scale and resources to be a leader in today’s rapidly evolving marketplace, we expect there will be significant benefits for both Endo and Auxilium employees over the long term.

Moving to slide number 7, Auxilium is headquartered only a few minutes away from Endo in Chesterbrook, Pennsylvania, and the Company has a focus on developing and commercializing innovative specialty pharmaceutical products.

Auxilium is a leader in the men’s healthcare area, with a product portfolio that includes XIAFLEX for Peyronie’s disease, the first and only FDA-approved treatment for Peyronie’s disease; TESTOPEL, the only FDA-approved long-acting implantable testosterone replacement therapy; and STENDRA, the only FDA-approved erectile dysfunction medication indicated to be taken as early as approximately 15 minutes before sexual activity. The Company has also strategically expanded its product portfolio and plant line in orthopedic, dermatology, and other therapeutic areas.

XIAFLEX for Dupuytren’s contracture has been steadily growing. And we’ve seen positive data and believe there’s great potential in frozen shoulder syndrome and cellulite research and development programs. This broad range of first- and second-line products across multiple indications, including 12 FDA-approved products, 7 of which are promoted and 5 of which we believe have growth potential, represents a strong base business and future opportunity.

I look forward to working closely with the Endo team to ensure a smooth and seamless transition. I will now turn the call back to Rajiv who will discuss additional details about this transaction. Rajiv?

Rajiv De Silva - Endo International PLC - President and CEO

Thank you, Adrian. Moving now to slide 8, this transaction represents the next step in the execution of Endo’s strategy. At Endo, we are focused on delivering strong performance across each of our business segments, meeting or exceeding our financial targets and maximizing the organic growth potential of our core businesses.

Our transaction with Auxilium meets all of the criteria embedded into our strategic plans, including rebuilding our branded segment. XIAFLEX, a prescription medicine used to treat adult men with Peyronie’s disease and Dupuytren’s contracture, as well as recently approved and launched STENDRA used to treat men with erectile dysfunction, represent examples of strong organic growth drivers for our combined branded pharmaceutical business.

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OCTOBER 09, 2014 / 12:30PM, ENDP - Endo International Plc Conference Call to Discuss Acquisition of Auxilium Pharmaceuticals Inc

Potential new indications for XIAFLEX will further support long-term organic growth. As a result, the combined company represent a broad range of therapeutic options in men’s health and an enhanced operating model. Overall, as I have mentioned before, we strongly believe that this combination enhances value for both Endo and Auxilium shareholders.

Moving on to slide 9, as part of our strategic growth plans, we are focused on a balanced approach to investing behind sustainable organic growth options, as well as executing value-creating M&A. Over the past year, we have demonstrated our ability to complete value-enhancing transactions that are immediately accretive, these deals that have broadened our product offerings across branded, generic and international pharmaceuticals.

Our recent transactions include the acquisitions of Paladin Labs, Boca Pharmacal, DAVA Pharmaceuticals, Grupo Farmaceutico Somar, and Sumavel DosePro. All of these transactions have contributed towards achieving our goal of transforming Endo into a leading specialty healthcare company with a global footprint. In addition, we have demonstrated our ability to execute and integrate these companies while continuing to deliver strong operating results across all of our business lines to create value for our shareholders.

Moving to slide 10, let me reiterate why we believe this transaction is a great strategic fit with Endo. First, we believe that adding Auxilium’s highly complementary product portfolio will maximize the value of their commercial products. Second, Auxilium’s approved products in urology, orthopedics, and other specialty areas are natural complements to the men’s health and pain products in Endo’s pharmaceuticals portfolio.

Third, we expect to optimize Auxilium’s portfolio products by leveraging our scale, competencies and resources to drive increased adoption and stronger product performance. As a result, we expect to sustain low double-digit revenue growth with Auxilium’s portfolio over the near to medium term. Finally, we will be well-positioned to drive strong long-term organic growth for the combined companies’ branded pharmaceuticals business.

Moving on to slide 11, this slide highlights the complementary nature of our product portfolios, and demonstrates the opportunity we will have to leverage our capabilities and financial resources to accelerate the growth of Auxilium’s products.

Moving to slide 12, I would like to provide more color around the strong pro forma financial profile of the combined Endo Auxilium. We will provide you with more detail once we close the deal in 2015. But in the meantime, here is how we are thinking about the combined company on a pro forma basis.

The combined company will benefit from both enhanced near- and long-term revenue growth prospects. Our margin profile will improve as a result of the addition of Auxilium with the benefit of the cost synergies I’ve previously described. We also expect the transaction to provide immediate and meaningful long-term accretion.

Relative to the consideration, we expect robust returns that are well in excess of the combined cost of capital, and still meets or exceeds all of our deal criteria that we have described in the past. The enhancement of cash flows will provide us with increased balance sheet flexibility and the opportunity for rapid delevering. This, along with the specific deal structure we have adopted, will provide us with the financial flexibility to continue executing on our growth strategy.

Moving to slide 13, as mentioned, we expect significant synergies that will result from the complementary nature of both companies’ product portfolios. These annual run rate cost synergies are estimated to reach approximately $175 million on a run rate basis within the first 12 months after closing. We plan to realize the synergies by leveraging our platform for more efficient operations, mainly through cost savings in sales and marketing, R&D and G&A.

Our synergy plans will include the $75 million of reduction in operating expenses announced by Auxilium on September 9, 2014, as part of their corporate restructuring initiative. We expect these cost synergies to contribute to the strong value creation potential of this transaction and to lead to improved operating margins.

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OCTOBER 09, 2014 / 12:30PM, ENDP - Endo International Plc Conference Call to Discuss Acquisition of Auxilium Pharmaceuticals Inc

Let me now make a few comments related to our pro forma expected tax rate. As a reminder, Auxilium is a full US taxpayer as a result of their mix of business. However, on a pro forma basis we believe we have the opportunity to maintain our overall corporate tax rate in the low 20%s through the utilization of certain tax attributes at Auxilium. In addition, there is a possibility for additional movement in the pro forma tax rate related to additional tax planning we intend to evaluate prior to the closing of the transaction.

Moving to slide 14, I will review the remaining steps to completing this transaction. The cash portion of the transaction will be financed by a combination of existing cash on hand and committed debt financing from Citi. We will finalize the long-term capital structure of the Company as we approach the close of the transaction.

The completion of the deal is subject to regulatory approval in the United States and certain other jurisdictions, as well as other customary closing conditions. We expect the deal to close in the first half of 2015, and we are excited to start working with Auxilium’s team immediately to plan the integration of the two companies.

Moving to slide 15, in summary, we are excited about this transaction, its value-creation potential and the benefits it will deliver for both Endo and Auxilium stakeholders. We look forward to working with the Auxilium team to achieve and maximize the value we can create through the combination for our patients, customers, and shareholders.

With that, let me turn the call back to Blaine to begin the Q&A portion. Blaine?

Blaine Davis - Endo International PLC - Senior VP of Corporate Affairs

Thanks, Rajiv. Operator, we would like to now open the line to start the Q&A session. Can we go ahead and go to the first questions, please?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Chris Caponetti, Morgan Stanley.

Chris Caponetti - Morgan Stanley - Analyst

Hi. Thanks very much. I have a couple for Rajiv and Suky, if he is on the line, and then one or two for Adrian, if that’s okay.

Rajiv and Suky, just to start, how should we be thinking about earnings accretion in 2015? 5%? 10%? 20%? I only ask because analysts’ projections for Auxilium are all over the map, and I’m not sure whether the consensus estimates are the right numbers to use.

And then, also, before switch to Adrian, how should we think about Auxilium changing your view on consolidated Endo’s long-term organic growth profile? I think you had mentioned something along the lines of being able to sustain low to mid single-digit organic growth in the absence of future M&A.

And then just for Adrian, Adrian, if you could just comment on Medicare coverage for XIAFLEX and Peyronie’s currently, where we see that trending in 2015, and then also the key events to watch on frozen shoulder and cellulitis. Thank you.

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OCTOBER 09, 2014 / 12:30PM, ENDP - Endo International Plc Conference Call to Discuss Acquisition of Auxilium Pharmaceuticals Inc

Rajiv De Silva - Endo International PLC - President and CEO

Thank you. Thank you, Chris. Let me start with your first question. We are not in a position to give you specific guidance on 2015 for multiple reasons, not the least of which of that there is obviously some uncertainty as to exactly when this transaction will close. But what I would say is that we expect this transaction to be meaningfully accretive to Endo in both the near and the longer term.

On your question on the organic growth, clearly one of the great benefits of this transaction is access to what we believe to be a long-lived growth asset in XIAFLEX, as well as STENDRA, which will bring some near-term growth to the combined companies. So, as you said, we’ve talked about Endo’s standalone organic growth potential being in the low to mid single digits in the medium term, and clearly we see the Auxilium transaction being accretive to that metric, as well. But at this time we’re not going to give any specific guidance on how accretive it will be from a growth standpoint.

Suky, do you want to add anything to that?

Suky Upadhyay - Endo International PLC - CFO

Sure. I think, Chris, the way to think about this, and I think you can get the pieces from the earlier comments that Rajiv made, is we look at the overall Auxilium revenue profile to be in the low double-digit growth over the near to mid term. The gross margin profile we would expect to maintain somewhere in the mid 70%s, as they’ve demonstrated over the last couple of years and latest trailing 12 months. And then, as you know, that they’ve announced a $75 million operating cost plan initiative which is expected to matriculate into 2015.

Regarding our synergy capture, in addition to that, that’s of course going to be contingent on the closing of the deal. And as we’ve said that should happen some time in the first half of next year. And then the other key piece of information there from a modeling perspective is just to think about the pro forma tax rate, maintaining that low 20% rate that Endo has on a standalone basis.

Adrian Adams - Auxilium Pharmaceuticals, Inc. - President and CEO

And on the topics, the questions you asked around XIAFLEX, we’ve been very pleased, obviously. When we launched in Dupuytren’s contracture we had quite a number of challenges in relation to clarification around reimbursement, et cetera.

We’ve been very pleased with the evolution in Peyronie’s, certainly exceeding our expectations. And from a reimbursement perspective, I think one of the things that we are very pleased about is where decisions have been made I think around about in excess of 90% of coverage is being achieved.

So, very good progress with the asset. So the XIAFLEX program, which includes Dupuytren’s and Peyronie’s, clearly, as we articulated on our second-quarter call, I think, has been progressing very nicely.

And Rajiv has mentioned, obviously, in his remarks the interest levels in cellulite and frozen shoulder. To your point on frozen shoulder, I think we anticipate results of our Phase IIb programs in the first quarter of next year. This follows on from positive data in Phase IIa and you will also recall that very recently we announced positive results in our Phase IIa studies in cellulite, as well.

So, overall, the XIAFLEX program, whether it be development or assets from a commercial perspective, is progressing quite nicely. And I am sure that’s one of the reasons why there’s been strong interest in the company.

Chris Caponetti - Morgan Stanley - Analyst

Great. Thanks very much. And congratulations on the deal. And it’s so nice to see you guys be able to come together so quickly to make this happen. Thank you.

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OCTOBER 09, 2014 / 12:30PM, ENDP - Endo International Plc Conference Call to Discuss Acquisition of Auxilium Pharmaceuticals Inc

Operator

Chris Scott, JPMorgan.

Chris Scott - JPMorgan - Analyst

Great, thanks very much. And congrats, as well, on the deal here.

The first question I had is, can you just elaborate a little bit more about Endo’s debt capacity post this transaction when we factor in the adjusted EBITDA you’re going to be acquiring here? My question is, do you have much capacity post this deal? And given the size of the transaction, should we anticipate a period of time were Endo is maybe less active on the M&A front?

And then my second question is similar. Post Auxilium with the recent mesh settlements, is there any updated thoughts on the AMS asset and the potential willingness to potentially consider a divestiture of that asset? Thanks very much.

Rajiv De Silva - Endo International PLC - President and CEO

Let me have Suky answer the question on the debt capacity and I will come back and talk about AMS.

Suky Upadhyay - Endo International PLC - CFO

Sure, thanks, Rajiv. Based on, as you saw from the announcement, the construct of the deal could be slightly different between stock cash based on shareholder election. But the way we think about it is, post closing we would expect, based on our credit agreement calculations of leverage, to be in the mid to high 3%s.

And, again, given the nice revenue profile here, the opportunities for synergy and margin expansion, we expect this to delever relatively quickly, such that we’d be in the low to mid 3%s somewhere in the next 12 to 18 months, with still a very healthy level of cash on the balance sheet. So, from our perspective this leaves us with still an attractive level of optionality around future M&A.

Rajiv De Silva - Endo International PLC - President and CEO

Yes. And, Chris, just to build on that for a second, from our perspective, for the reasons that Suky outlined, the way that this transaction is structured will leave us the capacity to give us flexibility for cash transactions. But, also, as we have shown in the case of our transaction with Paladin, as well as the Auxilium transaction here, we are willing to use equity for the right transformative deals.

In that sense, we really will continue to be open to other ideas and opportunities as this transaction closes. That being said, it would say, clearly for us our focus is on closing this transaction, integrating Auxilium, and really finding a way to maximize the products. But we do expect to keep our ongoing M&A conversations very active over this same period, as well.

With respect to your question on AMS, we are very pleased that we were able to make another step forward and essentially put substantially all of our US mesh liabilities behind us with the last settlement that we announced. We were also fortunate in doing that to be able to structure the payments in a way that makes sense for Endo, which is to spread it out across four years, 2014 through 2017. And this really allows us to now focus on the organic growth potential of AMS and getting this business back to health, which is actually going quite well this year.

So, from our perspective, things at AMS are progressing exactly as we would like. As we have said in the past, our Board has not made any decisions with respect to the future disposition of that asset.

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OCTOBER 09, 2014 / 12:30PM, ENDP - Endo International Plc Conference Call to Discuss Acquisition of Auxilium Pharmaceuticals Inc

But, again, as I’ve said in the past, if we take a longer-term view, it is our belief that we are likely not the best owners of this asset. But we have not made any particular strategic decision regarding that at this point in time.

Operator

McKenzie Curtis, Goldman Sachs.

McKenzie Curtis - Goldman Sachs - Analyst

Hi, guys. Thank you for taking the call and congratulations on the deal.

I’m just curious if you guys have an expected split of stock and cash. And contingent on that, the level of debt that you guys are taking out and maybe the cost of that debt. And you guys already answered the flexibility on the balance sheet going forward, but if you could elaborate on that.

And then my second question is, you’ve mentioned that it’s $175 million in cost synergies including the already $75 million in Auxilium cost synergies. If you could break down the rest of the $175 million between R&D and G&A, that would be helpful. Thank you.

Rajiv De Silva - Endo International PLC - President and CEO

You want to answer the first part of the question, Suky?

Suky Upadhyay - Endo International PLC - CFO

Sure. This is relative to the balance sheet? There were multiple questions there. I’m trying to –.

Rajiv De Silva - Endo International PLC - President and CEO

The expected cash/stock mix and the actual debt levels.

Suky Upadhyay - Endo International PLC - CFO

Our current assumption is that the cash/stock mix will be 50/50. But, again, the deal is subject to some shareholder elections which could provide a maximum of 50% cash, and up to 75% equity.

But, again, the way we are thinking about it right now is on a 50/50 mix. And based on that mix we would expect to do a raise in the debt markets of somewhere between $1.3 billion to $1.5 billion.

And we’re seeing very attractive markets right now. And the way we think about it is that we will be able to maintain our overall weighted average cost of debt in the 5%s or maybe slightly below, which essentially keeps our overall cost of capital at the high single digits, as we’ve been publicly disclosing.

Relative to the balance sheet flexibility I think I’ve gone through the numbers for you on the earlier question. Based our credit agreement calculations with pro forma EBITDA for the deal we expect to be somewhere in the mid to high 3%s at closing and then quickly delevering within 12 to 18 months to the mid to low 3%s.

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OCTOBER 09, 2014 / 12:30PM, ENDP - Endo International Plc Conference Call to Discuss Acquisition of Auxilium Pharmaceuticals Inc

Rajiv De Silva - Endo International PLC - President and CEO

On your question on the cost synergies, at this point we’re not going to give any further breakdown. We obviously have done some detailed diligence to give us comfort around the oral number.

But we are going to have to work through the details of that over the course of the period between open and close. And at this point we’re not going to give any further breakdown of those expected cost synergies.

Operator

Michael Faerm, Wells Fargo.

Michael Faerm - Wells Fargo Securities - Analyst

Good morning. Thanks for taking the question. My first question is, with Auxilium potentially seeming to be part of Endo now, what does that do for your strategic priorities in terms of the types of assets that you’ll look for, for future acquisitions?

Rajiv De Silva - Endo International PLC - President and CEO

Sure. I think you’ve seen from our strategic plan that we have been playing out with as over most of the last 18 months we’ve got a real focus on building out our product oriented businesses, particularly in pharmaceuticals. And we have three pharmaceutical segments that we will continue to build out, and those being the US-branded segment, US generics, and international pharmaceuticals.

For us, Auxilium is very strategic because it is an opportunity for us to rebuild our US-branded business, where rebuilding beyond LIDODERM has been a real priority. So, as we think about our capital allocation decisions going forward, we expect to allocate capital among those three businesses, with the priority being on our US-branded business.

Michael Faerm - Wells Fargo Securities - Analyst

How do you think about the opportunity for potential revenue synergies from the pro forma company? And then, with the additional tax plan that you mentioned, have evaluated, what potential range of additional tax savings could you envision beyond the rate that you mentioned?

Rajiv De Silva - Endo International PLC - President and CEO

Let me talk about the revenue question and I’ll have Suky talk about the tax question. On revenues, clearly when you bring together two companies with a long heritage in a given therapeutic area, being men’s health at this point, and also in the area of pain, which is something where we touch on customers very similar to those that are very relevant for XIAFLEX in Dupuytren’s contracture, we would clearly expect to be able to see our combined products doing better with greater capabilities coming together.

But the way we think about transactions, we don’t model those things in. If and when they happen that is clearly something that will accrue to the benefit of our shareholders. So, we are not going to quantify them at this point but we certainly do expect our overall portfolio to do better by having two very talented teams and some very synergistic products coming to together.

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OCTOBER 09, 2014 / 12:30PM, ENDP - Endo International Plc Conference Call to Discuss Acquisition of Auxilium Pharmaceuticals Inc

Suky Upadhyay - Endo International PLC - CFO

On the tax piece we have some nice optionality around improving our overall long-term tax rate, given our efficient corporate structure post the Paladin acquisition. And, so, the way Rajiv commented earlier is that we seek to be at a pro forma low 20%s tax rate post the transaction, which is commensurate with our standalone tax rate. Now, that rate could flex either up or down in the near term.

If the rate were to flex up it’s because we’ve made a decision to use certain tax attributes that the Company has to improve the overall long-term profile of the tax rate. That’s about as much as we can give at this point. We’re going to go through a lot of planning between now and closing of the deal.

Michael Faerm - Wells Fargo Securities - Analyst

Thank you.

Operator

Dave Buck, Buckingham Research Group.

Dave Buck - Buckingham Research Group - Analyst

Thanks for taking the question. Just a couple of quick ones.

On XIAFLEX, can you talk about the cost, Rajiv, of basically having the pipeline developed as a frozen shoulder and also cellulite what type of ongoing R&D costs there. Secondly, is there a Medicare reimbursement G Code that we’re waiting for? And can you remind us what the different reimbursements for Dupuytren’s and Peyronie’s are?

And then one final on the transaction mechanics. Is it a taxable transaction to Auxilium shareholders? And I assume there’s a shareholder vote but can you just confirm that. Thanks.

Rajiv De Silva - Endo International PLC - President and CEO

Okay, terrific. Let me start with the first question and maybe, Adrian, I’ll ask you to comment on the second question on the products. On XIAFLEX and the R&D programs, in coming up with our synergy estimate we were very careful to make sure that we had fully funded the R&D programs for frozen shoulder and cellulite. So, that is anticipated in our cost profile going forward.

On your question on the transaction, yes, it is expected to be taxable to Auxilium shareholders. And, yes, there will be a shareholder vote required to complete this transaction on the part of Auxilium.

Maybe, Adrian, if you can comment a little bit on the question on XIAFLEX.

Adrian Adams - Auxilium Pharmaceuticals, Inc. - President and CEO

On XIAFLEX, I think as it relates to both Dupuytren’s and Peyronie’s, I think you’re very familiar, I’m sure, with the cost of treatment. And as I mentioned earlier, I think, from a reimbursement perspective, we have very strong coverage in all parameters. As it relates to the specifics of rebates, et cetera, I think we’ll get back to you on that. But at this point I think it’s not appropriate to comment on those.

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OCTOBER 09, 2014 / 12:30PM, ENDP - Endo International Plc Conference Call to Discuss Acquisition of Auxilium Pharmaceuticals Inc

Operator

Shibani Malhotra, Sterne Agee.

Austin Nelson - Sterne, Agee & Leach - Analyst

This is Austin Nelson on for Shibani. You mentioned that the Auxilium deal is accretive to the top-line growth, as well. And you went through all the balance sheet flexibility that it will continue to give you.

So, when we’re thinking about future deals, should we think that you’re just going to remain opportunistic and we could see more of the DAVA type deals, as well, which may not necessarily be as accretive to the top line? Or would it be fair to think that you now have more focus on continuing to grow the branded business as well through M&A?

Rajiv De Silva - Endo International PLC - President and CEO

Thank you, Austin. As we’ve described in the past, we have several criteria that we use to evaluate our transactions, and generally we do those evaluations based on a portfolio of transactions over a period of time. And those are principally to do transactions that are accretive, either immediately or within the first 12 months; transactions that are value-creating such that we are returning well in excess of our cost of capital.

We try to achieve a payback period that is plus or minus eight years. And then, finally, we also look for transactions which in an aggregate are accretive to organic growth. So those criteria have not changed.

Going back to the specific question on DAVA, we have a belief in the pipeline of DAVA which will actually create longer-term growth opportunities for our generics business in addition to the near-term accretion that transaction brought to us. So, going forward, we will be opportunistic across our businesses, doing the best transactions that we can find, that we believe will create the most value for our shareholders in the longer term. That being said, we do have a preference for focusing our capital allocation on US-branded and our international pharmaceuticals business at this time.

Austin Nelson - Sterne, Agee & Leach - Analyst

Okay. Thank you. Congratulations on the deal.

Operator

Tim Chiang, CRT Capital.

Tim Chiang - CRT Capital - Analyst

Suky, I just had a follow-up question. You had indicated that the debt to EBITDA ratio would be around in the mid to high 3%s. Does that also factor in the Auxilium debt that you would inherit?

Suky Upadhyay - Endo International PLC - CFO

Our plan is, as part of the transaction, that we would retire their existing term loans as well as their convertible notes.

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OCTOBER 09, 2014 / 12:30PM, ENDP - Endo International Plc Conference Call to Discuss Acquisition of Auxilium Pharmaceuticals Inc

Tim Chiang - CRT Capital - Analyst

Okay. And then I have one question for Adrian. Adrian, how important is the XIAFLEX multiple cord expansion that you’re expecting? I guess the PDUFA date is, what? – next week?

Adrian Adams - Auxilium Pharmaceuticals, Inc. - President and CEO

The PDUFA date, it’s the end of October, I think. And what we’ve said on the opportunity is that in the marketplace, round about 35% to 40% of procedures that occur in Dupuytren’s contracture involve treatments of more than one joint.

So, clearly, I think in the event that we get a successful approval in multi-cord, I think that will open up some potential upside in relation to treatments in that it gives a greater degree of flexibility and optionality in treatment. It’s already a very nicely growing which has got some stable growth, momentum. So, I think it opens up a broader segment of the market which hopefully we’ll be able to leverage going forward.

Tim Chiang - CRT Capital - Analyst

Adrian, you’ve also got this additional indication on STENDRA. How important is this fast onset indication for STENDRA? Is it going to be a game changer you think in the ED market?

Adrian Adams - Auxilium Pharmaceuticals, Inc. - President and CEO

Obviously I think, if one looks at this marketplace, and I think if one looks at the onset of action of Viagra and Levitra, which are one to four hours, what we’ve clearly been trying to do with STENDRA, and it’s been pretty successful to date, I think, is to try in all the on-demand segments of the marketplace. And clearly with the profile that we have prior to the 15 minutes of approval, we already had a differentiating feature of a 30-minute onset of action. So, we do believe that the comparison is not 15 to 30 minutes, it’s 15 minutes to one to four hours.

So, I think it will significantly enhance our ability not only to further differentiate the asset but to really take a hold on the on-demand segments of the marketplace. So, I think it’s a nice opportunity, and clearly we are very pleased to get approval in that area and be the first and only FDA-approved product that has onset of action of approximately 15 minutes, which is a nice differentiating feature.

Operator

Traver Davis, Piper Jaffray.

Traver Davis - Piper Jaffray - Analyst

Hi, guys. This is Traver Davis on for David Amsellem. Thanks for taking the question. Just a quick one. How do you feel about the sustainability of the current testosterone cash flows in the wake of the Adcom? And do you feel that revenues from your testosterone franchise, as well as Auxilium’s, has essentially bottomed out in the context of the AGs recently launched?

Rajiv De Silva - Endo International PLC - President and CEO

Thank you for the question. We believe that the TRT market continues to play a very important role in terms of meeting a clinical unmet need. We are pleased with the outcome of the Adcom. And obviously we look forward to whatever further action that the FDA may or may not take on this topic.

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OCTOBER 09, 2014 / 12:30PM, ENDP - Endo International Plc Conference Call to Discuss Acquisition of Auxilium Pharmaceuticals Inc

But for us, we stay committed to our products. We believe in the safety and efficacy of our products, as well as Auxilium’s products. And we will continue to make sure that all of these options are made available to patients.

We do expect that the market, which has been declining over the last period of time, to eventually stabilize. We’re not quite sure exactly when it will bottom out but we do expect in the longer term that the market will stabilize.

And, frankly, we look at the whole TRT arena as a growth area for the combined company. As you know, we just launched AVEED, which is in its very early stages of launch as a biannual product. But as we get our permanent J Code in 2015 we are looking forward to growth in that franchise, as well.

Traver Davis - Piper Jaffray - Analyst

Thanks, guys.

Rajiv De Silva - Endo International PLC - President and CEO

Perfect. Thank you. Let me take this opportunity one more time to thank Adrian for being here with us this morning, as well as to thank Adrian and the Board of Directors at Auxilium for their part in making this value-creating transaction happen. And I will reemphasize one more time that we are extraordinarily pleased to have reached this agreement, which we think will create value for both Endo and Auxilium shareholders, and ultimately for our patients, customers, and employees. Thank you very much for joining us this morning.

Operator

Thank you. Thank you for joining today’s conference. This concludes the presentation. You may now disconnect. Good day.

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